

NOTE

SBA Loan #	9527677407
SBA Loan Name	PK KIRK ELECTRICAL & TELECOM
Date	5/20/2020
Loan Amount	33575.00
Interest Rate	1% per annum
Borrower	PK KIRK ELECTRICAL & TELECOM
Operating Company	N/A
Lender	Cross River Bank

1. **PROMISE TO PAY:**

    In return for the Loan, Borrower promises to pay to the order of Lender the amount of
    thirty-three thousand five hundred and seventy-five dollars
    Dollars, interest on the unpaid principal balance, and all other amounts required by this Note.

2. **DEFINITIONS:**

    "Collateral" means any property taken as security for payment of this Note or any guarantee of this Note.

    "Guarantor" means each person or entity that signs a guarantee of payment of this Note.

    "Loan" means the loan evidenced by this Note.

    "Loan documents" means the documents related to this loan signed by Borrower, any Guarantor, or anyone who pledges collateral.

    "SBA" means the Small Business Administration, an Agency of the United States of America.

3. PAYMENT TERMS:

    Borrower must make all payments at the place Lender designates. The payment terms for this Note are: Borrower will pay this loan in accordance with the following payment schedule, which calculates interest on the unpaid principal balances in the "Interest Calculation Method" paragraph using the interest rates described in this paragraph:

    Six (6) months principal and interest deferral for the beginning one month from the date of initial disbursement with interest calculated on the unpaid principal balances using the interest rate described below; Eighteen (18) monthly consecutive principal and interest payments, beginning seven months from the date of initial disbursement, with interest calculated on the unpaid principal balances using the interest rate described below. The final payment will be for all principal and accrued interest not yet paid, together with any other unpaid amounts under this Note. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; and then to any late charges.

    The interest rate on this Note is fixed at the rate of 1.00% per annum.

    The interest rate on this Note is computed on a 365/365 basis, that is, by applying the ratio of the interest rate over the number of days in a year (365 for all years, including leap years), multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. All interest payable under this Note is computed using this method.

    Receipt of payments must be made in U.S. dollars and must be received by Lender at:

    Cross River Bank
    400 Kelby Street, 14th Floor
    Fort Lee, NJ 07024
    Attention: Loan Servicing Department

    Lender may modify these payment instructions, including changing the address for the payments, by providing updated payment instructions to the Borrower in writing. If a payment is made consistent with Lender's payment instructions but received after 3:00 PM EST on a business day, Lender will credit the Borrower's payment on the next business day.

    No Prepayment Penalties are to apply.

    SBA Provision: When SBA is the holder, this Note will be interpreted and enforced under federal law, including SBA regulations. Lender or SBA may use state or local procedures for filing papers, recording documents, giving notice, foreclosing liens, and other purposes. By using such procedures, SBA does not waive any federal immunity from state or local control, penalty, tax or liability. As to this Note, Borrower may not claim or assert against SBA any local or state law to deny any obligation, defeat any clam of SBA, or preempt federal law.

4. DEFAULT:

    Borrower is in default under this Note if Borrower does not make a payment when due under this Note, or



SBA Form 147 (06/03/02) Version 4.1

if Borrower or Operating Company:

A. Fails to do anything required by this Note and other Loan Documents;

B. Defaults on any other loan with Lender;

C. Does not preserve, or account to Lender's satisfaction for, any of the Collateral or its proceeds;

D. Does not disclose, or anyone acting on their behalf does not disclose, any material fact to Lender or SBA;

E. Makes, or anyone acting on their behalf makes, a materially false or misleading representation to Lender or SBA;

F. Defaults on any loan or agreement with another creditor, if Lender believes the default may materially affect Borrower's ability to pay this Note;

G. Fails to pay any taxes when due;

H. Becomes the subject of a proceeding under any bankruptcy or insolvency law;

I. Has a receiver or liquidator appointedf for any part of their business or property;

J. Makes an assignment for the benefit of creditors;

K. Has any adverse change in financial condition or business operation that Lender believes may materially affect Borrower's ability to pay this Note;

L. Reorganizes, merges, consolidates, or otherwise changes ownership or business structure without Lender's prior written consent; or

M. Becomes the subject of a civil or criminal action that Lender believes may materially affect Borrower's ability to pay this Note.

5. LENDER'S RIGHTS IF THERE IS A DEFAULT:

Without notice or demand and without giving up any of its rights, Lender may:

A. Require immediate payment of all amounts owing under this Note;

B. Collect all amounts owing from any Borrower or Guarantor;

C. File suit and obtain judgment;

D. Take possession of any Collateral; or

E. Sell, lease, or otherwise dispose of, any Collateral at public or private sale, with or without advertisement.

6. LENDER'S GENERAL POWERS:

Without notice and without Borrower's consent, Lender may:



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A. Bid on or buy the Collateral at its sale or the sale of another lienholder, at any price it chooses;

B. Incur expenses to collect amounts due under this Note, enforce the terms of this Note or any other Loan Document, and preserve or dispose of the Collateral. Among other things, the expenses may include payments for property taxes, prior liens, insurance, appraisals, environmental remediation costs, and reasonable attorney's fees and costs. If Lender incurs such expenses, it may demand immediate repayment from Borrower or add the expenses to the principal balance;

C. Release anyone obligated to pay this Note;

D. Compromise, release, renew, extend or substitute any of the Collateral; and

E. Take any action necessary to protect the Collateral or collect amounts owing on this Note.

7. WHEN FEDERAL LAW APPLIES:

When SBA is the holder, this Note will be interpreted and enforced under federal law, including SBA regulations. Lender or SBA may use state or local procedures for filing papers, recording documents, giving notice, foreclosing liens, and other purposes. By using such procedures, SBA does not waive any federal immunity from state or local control, penalty, tax, or liability. As to this Note, Borrower may not claim or assert against SBA any local or state law to deny any obligation, defeat any claim of SBA, or preempt federal law.

8. SUCCESSORS AND ASSIGNS:

Under this Note, Borrower and Operating Company include the successors of each, and Lender includes its successors and assigns.

9. GENERAL PROVISIONS:

A. All individuals and entities signing this Note are jointly and severally liable.

B. Borrower waives all suretyship defenses.

C. Borrower must sign all documents necessary at any time to comply with the Loan Documents and to enable Lender to acquire, perfect, or maintain Lender's liens on Collateral.

D. Lender may exercise any of its rights separately or together, as many times and in any order it chooses. Lender may delay or forgo enforcing any of its rights without giving up any of them.

E. Borrower may not use an oral statement of Lender or SBA to contradict or alter the written terms of this Note.

F. If any part of this Note is unenforceable, all other parts remain in effect.

G. To the extent allowed by law, Borrower waives all demands and notices in connection with this Note, including presentment, demand, protest, and notice of dishonor. Borrower also waives any defenses based upon any claim that Lender did not obtain any guarantee; did not obtain, perfect, or maintain a lien upon Collateral; impaired Collateral; or did not obtain the fair market value of Collateral at a sale.



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10. STATE-SPECIFIC PROVISIONS:

N/A

BORROWER'S NAME(S) AND SIGNATURE(S):

By signing below, each individual or entity becomes obligated under this Note as Borrower.

PK KIRK ELECTRICAL & TELECOM, Borrower

DocuSigned by:

By: Philip Kirkland

Name: Philip Kirkland

Title: Owner

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SBA Form 147 (06/03/02) Version 4.1